Mail Stop 3561

September 20, 2006

Mr. Anthony N. DeMint, President
Accessory Specialists, Inc.
770 E. Warm Springs Rd., Suite 250
Las Vegas, NV 89119

      Re: Accessory Specialist Inc.
              Form 10-KSB/A for Fiscal Year Ended
              December 31, 2005
              Filed June 22, 2006
              File No. 0-29353

Dear Mr. DeMint:

We have reviewed your amended filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We reiterate our request for you to provide, in writing, a statement from the registrant acknowledging that:

   - the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Item 8A – Controls and Procedures, page 8

2. We note your revisions with respect to our prior comments 1 and 3 in Item 8A of the Form 10-KSB and Item 3 of the Form 10-QSB, respectively. We also note that you have presented a partial definition of disclosure controls and procedures, i.e. "concluded that our disclosure controls and procedures are effective in…" without including the entire definition. Please revise your Form 10-KSB and Forms 10-QSB to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note your response to our prior comment 2; however, we could not find any revisions to the audit report. Thus, we re-issue our prior comment 2.

Please file the applicable amended Forms and respond to these comments no later than October 12, 2006 or tell us when you will provide us with a response. Please submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments. You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have any questions regarding the above comments.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Stoecklein Law Group
        Donald J. Stoecklein, Esq.
        Facsimile: (619) 595-4883